

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

<u>Via E-mail</u>
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St. James's Square
London SW1Y 4PD
United Kingdom

  Re: **BP p.l.c.**
    Form 20-F for Fiscal Year Ended
    December 31, 2013
    Filed March 6, 2014
    File No. 001-06262

Dear Dr. Gilvary:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Ethan Horowitz

         Ethan Horowitz
         Branch Chief